Exhibit 21.1 - List of Subsidiaries

Name	Percentage Owned

Apollo Solar Energy, Inc.	100%
Sichuan Apollo Solar Science & Technology Co., Ltd	100	% (Owned by Apollo Solar Energy, Inc.)
Sichuan Xinlong Telurium Industry & Technology Co., Ltd	100	% (Owned by Sichuan Apollo Solar Science & Technology Co., Ltd)
Sichuan Shimian Dadu River Mining & Metallurgy Co., Ltd	100	% (Owned by Sichuan Xinlong Telurium Industry & Technology Co., Ltd)